SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 17, 2007

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
for the three-month periods ended
March 31, 2007 and 2006
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2)

_____________________________________________________________________

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

We have reviewed the consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income and cash flow for the three-month periods then ended. These interim financial statements and the accompanying notes are the responsibility of the management of Compañía de Telecomunicaciones de Chile S.A. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and therefore this report does not cover this item.

We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. The scope of this review is substantially less than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is to express an opinion regarding the consolidated financial statement taken as a whole. Accordingly, we do not have the ability to express, and we do not express such an opinion.

Based on our review of the interim consolidated financial statements as of March 31, 2007 and 2006, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, Chile, April 23, 2007

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31,2007)

ASSETS	Notes	2007	2006	LIABILITIES	Notes	2007	2006

		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				CURRENT LIABILITIES
Cash		9,059,296	7,504,915	Short-term obligations with banks
Time deposits	(34)	65,949,738	28,479,757	and financial institutions	(15)	2,448,765	2,059,848
Marketable securities, net	(4)	14,327,069	16,291,470	Commercial paper	(17 a)	-	47,617,695
Accounts receivable, net	(5)	169,180,973	152,813,907	Current maturities of bonds payable	(17 b)	2,539,688	28,909,456
Notes receivable, net	(5)	4,513,053	3,663,602	Current maturities of other long-term obligations		12,550	12,628
Other receivables	(5)	8,664,521	12,281,108	Dividends payable		1,600,878	1,780,761
Accounts receivable from related companies	(6 a)	17,544,288	13,537,991	Trade accounts payable	(35)	118,659,110	78,683,124
Inventories, net		5,835,441	3,539,068	Notes payable		-	271,595
Prepaid taxes		3,261,042	3,832,973	Other payables	(36)	10,901,451	18,769,315
Prepaid expenses		1,885,313	3,066,892	Accounts payable to related companies	(6 b)	32,653,674	27,670,459
Deferred taxes	(7 b)	14,414,073	12,657,000	Accruals	(18)	3,346,144	4,487,289
Other current assets	(8)	9,156,709	59,728,209	Withholdings		11,508,857	14,420,585
				Deferred Revenue		8,213,041	9,071,139
				Other current liabilities		-	1,933,254

TOTAL CURRENT ASSETS		323,791,516	317,396,892	TOTAL CURRENT LIABILITIES		191,884,158	235,687,148

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		27,914,978	27,861,363	Long-term debt with banks and
Buildings and improvements		795,460,232	794,453,740	financial institutions	(16)	334,920,908	335,315,787
Machinery and equipment		2,777,677,156	2,747,994,738	Bonds payable	(17 b)	66,273,928	67,625,481
Other property, plant and equipment		334,534,589	276,355,168	Other accounts payable		29,719,217	23,135,344
Technical revaluation		9,394,568	9,968,712	Accruals	(18)	35,707,788	35,554,964
Accumulated depreciation		(2,729,991,442)	(2,549,198,611)	Deferred taxes, net	(7 b)	52,055,262	58,551,654
				Other liabilities		3,733,733	4,406,999

TOTAL PROPERTY, PLANT AND

EQUIPMENT, NET		1,214,990,081	1,307,435,110	TOTAL LONG-TERM LIABILITIES		522,410,836	524,590,229

				MINORITY INTEREST	(20)	350,742	1,598,500

OTHER LONG-TERM ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	8,429,645	8,164,611	Paid-in capital		890,894,953	936,532,592
Investments in other companies		4,187	4,187	Price-level restatement of paid-in capital		1,781,790	(2,809,598)
Goodwill, net	(12)	15,633,503	17,736,547	Other reserves		(2,273,759)	(1,627,995)
Other receivables	(5)	14,033,878	13,787,748	Retained earnings		13,945,297	15,724,005
Intangibles	(13)	39,228,736	35,829,361	Retained earnings		23,399,752	25,763,594
Accumulated amortization	(13)	(14,359,821)	(8,782,548)	Net income		1,053,131	753,284
Others non-current asset	(14)	17,242,292	18,122,973	Less: Interim dividend		(10,507,586)	(10,792,873)

TOTAL LONG-TERM ASSETS		80,212,420	84,862,879	TOTAL SHAREHOLDERS' EQUITY		904,348,281	947,819,004

TOTAL ASSETS		1,618,994,017	1,709,694,881	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,618,994,017	1,709,694,881

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED MARCH 31, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2007)

		2007	2006
OPERATING INCOME:		ThCh$	ThCh$
Operating revenues		143,033,987	144,481,842
Operating costs		(95,805,222)	(92,059,300)

Gross profit		47,228,765	52,422,542

Administrative and selling expenses		(34,267,444)	(32,464,605)

OPERATING INCOME		12,961,321	19,957,937

NON-OPERATING RESULTS:
Interest income		1,634,376	690,753
Equity in earnings of equity-method investees	(11)	288,013	471,400
Other non-operating income	(22 a)	1,967,844	511,916
Equity in losses of equity-method investees	(11)	(24,380)	(37,970)
Amortization of goodwill	(12)	(361,054)	(1,142,281)
Interest expense and other		(4,038,853)	(5,071,691)
Other non-operating expenses	(22 b)	(1,569,288)	(10,389,750)
Price-level restatement, net	(23)	(4,596,719)	(669,082)
Foreign currency translation, net	(24)	163,580	232,710

NON-OPERATING (LOSS) NET		(6,536,481)	(15,403,995)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		6,424,840	4,553,942
Income taxes	(7 c)	(5,458,468)	(3,866,954)

INCOME BEFORE MINORITY INTEREST		966,372	686,988
Minority interest	(20)	86,759	66,296

NET INCOME		1,053,131	753,284

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED MARCH 31, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2007)

	2007	2006
	ThCh$	ThCh$
NET CASH
FROM OPERATING ACTIVITIES	60,566,416	49,466,121

Net income	1,053,131	753,284

Sales of assets:	-	39,801

Net (income) loss on sale of investments	-	39,801

Charges ( credits ) to income that do not represent
cash flows:	62,076,155	62,334,655

Depreciation	50,279,779	51,234,206
Amortization of intangibles	1,350,350	1,050,570
Provisions and write offs	5,503,608	8,335,921
Equity participation in income of equity method investees	(288,013)	(471,400)
Equity participation in losses of equity method investees	24,380	37,970
Amortization of goodwill	361,054	1,142,281
Price-level restatement, net	4,596,719	669,082
Foreign currency translation, net	(163,580)	(232,710)
Other credits to income that do not represent
cash flows	(199,537)	(57,115)
Other charges to income that do not represent
cash flows	611,395	625,850

Changes in operating assets
(increase) decrease:	2,697,167	(9,323,263)

Trade accounts receivable	4,901,702	(11,551,185)
Inventories	(85,665)	(1,227,290)
Other assets	(2,118,870)	3,455,212

Changes in operating liabilities
increase (decrease):	(5,173,278)	(4,272,060)

Accounts payable related to
operating activities	6,787,464	(3,007,453)
Interest payable	1,146,476	228,730
Income taxes payable, net	-	85,835
Other accounts payable related to non-operating
activities	(9,919,495)	(1,151,219)
V.A.T. and other similar taxes payable	(3,187,723)	(427,953)

Net (loss) income from minority interest	(86,759)	(66,296)

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED MARCH 31, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2007)

	2007	2006
	ThCh$	ThCh$
NET CASH USED IN
FINANCING ACTIVITIES	-	(39,467,285)

Obligations with the public	-	66,505,517
Repayment of obligations with the public	-	(105,972,802)

NET CASH USED IN
INVESTING ACTIVITIES	(23,609,158)	(19,422,136)

Sales of property, plant and equipment	-	61,934
Sale of other investments	1,969,493	-
Acquisition of property, plant and equipment	(25,578,651)	(19,484,070)

NET CASH FLOWS FOR THE PERIOD	36,957,258	(9,423,300)

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(73,758)	288,418

NET INCREASE (DECREASE) OF CASH
AND CASH EQUIVALENTS	36,883,500	(9,134,882)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	41,429,751	97,456,576

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	78,313,251	88,321,694

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) Compañía de Telecomunicaciones de Chile (“Telefónica Chile”, the “Parent Company” when referred to on an individual basis or the “Company” when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Security and Exchange Commission (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

			Participation
			(direct & indirect)
SUBSIDIARIES	TAXPAYER	Registration
	No.	Number	2007	2006
			%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.83	99.16
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements correspond to the three-month periods ended March 31, 2007 and 2006.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Security and Exchange Commission (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2006 and their notes have been adjusted for comparison purposes by 2.6% in order to allow comparison with the 2007 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2006 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (Note 20).

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of March 31, 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Ownership Percentage

TAXPAYER	Company Name		2007		2006
No.		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.83	-	99.83	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-K	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Instituto Telefónica Chile S.A. (4)	-	99.99	99.99	79.99
96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A. (3)	-	-	-	99.99
96,887,420-9	Globus 120 S.A. (4)	-	-	-	99.99

1) On January 26, 2006, Telefónica Internet Empresas S.A. sold its entire ownership interest of 449,081 shares to Telefónica Chile for ThCh$1,624,273 (historical). On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 1 share to Telefónica Chile S.A. for ThCh$4.

On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

2) On January 26, 2006 CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 16 shares to Telefónica Chile for ThCh$132.

On January 27, 2006, Telefónica Empresas Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile for ThCh$1,468,683 (historical).

3) On May 1, 2006 Telefónica Mundo S.A. absorbed the subsidiary Globus 120 S.A. and subsequently changed its name to Telefónica Larga Distancia S.A.

4) On October 20, 2006, Telefónica Internet Empresas S.A. sold 1,703,999 shares to Telefónica Gestión de Servicios Compartidos Chile S.A. for ThCh$12,800.
On that same date, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as of March 31, 2007 and 2006, for initial balances, is 0.2% and -0.3%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2007	539.21	720.00	262.02	18,372.97

2006	526.18	637.56	243.26	17,915.66

Foreign currency translation differences resulting from the application of this Standard are credited or debited to income for the period.

(g) Time deposits:

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of period end.

(h) Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each period end using the actual interest yield determined at the purchase date, or their market value, whichever is less.

(i) Inventories:

Depending on the nature of respective items, equipment held for sale is carried at the lower of either its price-level restated acquisition or development cost or at its market value.

Inventories are exptected to be used during a period of twelve months after their acquisition and classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) Allowance for doubtful accounts:

The Allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation to their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.27% .

The estimated useful lifes are summarized as follows:

Assets	Range of years

Buildings	40
Central telephone equipment	7 to 12
Subscriber equipment	4
External plant	20 to 40
Office furniture and equipment	4 to 10
Software	3
Others	4 to 10

(m) Leased assets:

Leased assets with a purchase option, whose contracts satisfy the characteristics of a financial lease, are recorded similarly to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until it exercises the purchase option, they cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(ñ) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(o) Goodwill:

This account corresponds to the differences originated when adopting the equity method and adjusting the cost of investments, or with the realization of new acquisitions. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment (Note 12).

(p) Transactions with repurchase agreements:

Purchases of financial instruments including repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(q) Obligations with the public:

• Bonds payable are presented under liabilities at the par value of the issued bonds (note 17b). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 14).

• Commercial papers are presented under liabilities at placement value plus accrued interest (Note 17a).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (notes 8 y 14).

(r) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circular No.1,466 dated January 27, 2000.

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, considering assumptions about the future service period of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service periods (Note 8 and 14).

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the period. These amounts are recorded under Trade Accounts Receivable.

(u) Foreign currency forwards:

The Company has entered into short-term forward contracts to purchase foreign currency. These contracts are hedging liabilities in foreign currency against changes in exchange rates.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (Note 27).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(x) Cumulative translation adjustment:

The Company recognizes in this equity account the effect of exchange rate fluctuations and the Consumer Price Index (C.P.I.) resulting from measuring those investments abroad that are controlled in United States dollars. The balance of this account is recognized in income in the same period in which the net income or loss is recognized on the total or partial disposal of these investments.

(y) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents.

Cash flows related to the Company’s operatings and all those not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(z) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic., determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the the net receivable and payable for each counterparty where the legal right to offset exists under “Accounts Receivable” or “Accounts Payable”, as applicable.

3. Accounting Changes:

a) Accounting changes

During the periods covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2007	2006
	ThCh$	ThCh$

Publicly offered promissory notes	14,327,069	16,291,470

Total	14,327,069	16,291,470

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value		Market	Provision

Instrument			Value	Amount	Rate	Value
	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	06-Dec-04	01-Sep-07	2,696,050	2,703,220	5%	2,703,220	(15,691)
BCD0500907	09-Aug-05	01-Sep-07	1,887,235	1,892,254	5%	1,892,254	(6,102)
BCD0500907	01-Sep-05	01-Sep-07	2,156,840	2,162,577	5%	2,162,577	(10,531)
BCD0500907	06-Sep-05	01-Sep-07	2,696,050	2,703,221	5%	2,703,221	(13,058)
BCD0500907	07-Sep-05	01-Sep-07	2,696,050	2,703,221	5%	2,703,221	(12,554)
BCD0500907	08-Sep-05	01-Sep-07	539,210	540,644	5%	540,644	(2,513)
BCD0500907	08-Sep-05	01-Sep-07	539,210	540,644	5%	540,644	(2,421)
BCD0500907	14-Sep-05	01-Sep-07	1,078,420	1,081,288	5%	1,081,288	(4,801)

		Total	14,289,065	14,327,069		14,327,069	(67,671)

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal		Total Current (net)

	2007	2006	2007	2006	2007	2007		2006		2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	233,041,199	201,247,102	3,202,491	15,343,617	236,243,690	169,180,973	100.00	152,813,907	100.00	-	964,911
Fixed telephony service	186,389,751	172,797,938	283,755	1,144,791	186,673,506	130,227,819	76.98	119,232,398	78.02	-	964,911
Long distance	22,437,661	10,334,764	-	12,108,098	22,437,661	15,795,278	9.34	16,289,491	10.66	-	-
Communications corporate	18,110,327	16,685,868	2,423,613	1,732,365	20,533,940	18,651,168	11.02	16,910,976	11.07	-	-
Other	6,103,460	1,428,532	495,123	358,363	6,598,583	4,506,708	2.66	381,042	0.25	-	-
Allowance for doubtful accounts	(67,062,717)	(57,570,206)	-	(6,206,606)	(67,062,717)	-		-		-	-
Notes receivable	8,605,592	8,286,879	442,240	167,094	9,047,832	4,513,053		3,663,602		-	-
Allowance for doubtful notes	(4,534,779)	(4,790,371)	-	-	(4,534,779)	-		-		-	-
Miscellaneous accounts receivable	6,516,392	9,620,157	2,148,129	2,660,951	8,664,521	8,664,521		12,281,108		14,033,878	12,822,837
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

						Long-term receivables				14,033,878	13,787,748

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

		Short term		Long term

Taxpayer No.	Company	2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

87,845,500-2	Telefónica Móviles Chile S.A.	673,736	-	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	76,571	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	325,686	897,834	-	-
96,834,230-4	Terra Networks Chile S.A.	2,608,326	1,319,041	-	-
96,895,220-k	Atento Chile S.A.	581,459	543,529	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	642,599	180,761	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	7,375,754	6,468,673	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	13,326	4,268	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	133,421	51,043	-	-
96,942,730-3	Telefónica Móviles Soluciones Chile S.A.	-	128,065	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	351	-	-	-
Foreign	Telefónica España	1,085,212	224,319	-	-
Foreign	Telefónica LD Puerto Rico	218,019	-	-	-
Foreign	Telefónica Data Usa Inc.	26,609	40,565	-	-
Foreign	Telefónica Data España	-	420,455	-	-
Foreign	Telefónica Argentina	1,403,455	1,347,391	-	-
Foreign	Telefónica Soluciones de Informática España	1,522,632	-	-	-
Foreign	Telefónica International WholeSale Services	391,526	525,436	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	-	11,495	-	-
Foreign	Telefónica Perú	429,726	1,985	-	-
Foreign	Telefónica Procesos Tec. de Información	-	1,373,131	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	5,502	-	-	-
Foreign	Telecomunicaciones de Sao Paulo	30,378	-	-	-

	Total	17,544,288	13,537,991	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payables to related parties are as follows:

		Short term		Long term

Taxpayer No.	Company	2007	2006	2007	2006
		ThCh$	ThCh$	M$	M$

96,527,390-5	Telefónica Internacional Chile S.A.	429,927	430,177	-	-
96,834,230-4	Terra Networks Chile S.A.	5,559,797	4,918,755	-	-
96,895,220-k	Atento Chile S.A.	3,089,360	1,306,328	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	4,289,095	1,179,509	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	14,349,390	14,459,054	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	1,726,555	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	17,788	3,916,052	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	160,973	2,238	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	161,699	-	-	-
Foreign	Telefónica Argentina	57,494	-	-	-
Foreign	Telefónica Perú	842,380	-	-	-
Foreign	Telefónica Guatemala	54,725	69,530	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	44,326	17,880	-	-
Foreign	Telefónica International WholeSale Services	180,185	740,593	-	-
Foreign	Telefónica Puerto Rico	14,446	14,181	-	-
Foreign	Telefónica Investigación y Desarrollo	586,877	524,929	-	-
Foreign	Telecomunicaciones de Sao Paulo	64,858	30,305	-	-
Foreign	Telefónica International WholeSale Services USA	8,287	-	-	-
Foreign	Telefónica International WholeSale Services Uruguay	1,015,512	-	-	-
Foreign	Atento Servicios Técnicos y Consultorías	-	60,928	-	-

	Total	32,653,674	27,670,459	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under normal market conditions.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related companies, continued:

c) Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2007 ThCh$		2006 ThCh$

	Foreign	Related to parent
Telefónica España		company	Sales	457,426	457,426	116,769	116,769
			Purchases	(91,945)	(91,945)	(78,969)	(78,969)

Telefonica Data Usa Inc.	Foreign	Related to parent
		company	Sales	8,048	8,048	11,085	11,085

			Other non-operating
Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	expenses	(143,685)	(143,685)	(143,438)	(143,438)

Terra Networks Chile S.A.	96,834,230-4	Related company	Sales	668,263	668,263	1,433,736	1,433,736
			Purchases	(2,665,167)	(2,665,167)	(173,095)	(173,095)

Atento Chile S.A.	96,895,220-k	Related company	Sales	302,671	302,671	212,636	212,636
			Purchases	(4,805,187)	(4,805,187)	(4,006,735)	(4,006,735)

	Foreign	Related to parent
Telefónica Argentina		company	Sales	590,766	590,766	515,912	515,912
			Purchases	(545,473)	(545,473)	(269,686)	(269,686)

	Foreign	Related to parent
Telecomunicaciones de Sao Paulo		company	Sales	42,956	42,956	52,819	52,819
			Purchases	(49,469)	(49,469)	(55,649)	(55,649)

	Foreign	Related to parent
Telefónica Guatemala		company	Sales	3,507	3,507	1,962	1,962
			Purchases	(32,960)	(32,960)	(18,397)	(18,397)

	Foreign	Related to parent
Telefónica del Perú		company	Sales	329,631	329,631	165,932	165,932
			Purchases	(1,004,835)	(1,004,835)	(230,080)	(230,080)

	Foreign	Related to parent
Telefónica LD Puerto Rico		company	Sales	110	110	1,610	1,610
			Purchases	(219)	(219)	(4,676)	(4,676)

	Foreign	Related to parent
Telefónica El Salvador		company	Sales	5,634	5,634	1,312	1,312
			Purchases	(40,871)	(40,871)	(10,540)	(10,540)

		Related to parent
Telefónica Móvil de Chile S.A.	96,786,140-5	company	Sales	3,720,948	3,720,948	3,125,870	3,125,870
			Purchases	(9,125,297)	(9,125,297)	(11,116,196)	(11,116,196)

Telefónica Moviles Chile Larga Distancia		Related to parent
S.A.	96,672,160-k	company	Sales	101,263	101,263	-	-
			Purchases	(584)	(584)	-	-

Telefónica WholeSale International Services	Foreign	Related to parent	Sales	(1,013,654)	(1,013,654)	-	-
España		company	Purchases	-	-	-	-

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related to parent	Sales	12,096	12,096	255,716	255,716
		company	Purchases	-	-	(2,472,718)	(2,472,718)

Telefónica Wholesale Internacional Services	Foreign	Related to parent
Uruguay		company	Purchases	-	-	(281,298)	(281,298)

Telefónica Gestión de Serv.Compartidos	Foreign	Related to parent
España S.A.		company	Sales	(68,959)	(68,959)	-	-

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related to parent
		company	Sales	3,388	3,388	-	-
			Purchases	(72,120)	(72,120)	-	-

Telefónica Moviles Soluciones y Aplicaciones	96,990,810-7	Related to parent
S.A.		company	Sales	29,465	29,465	-	-

Telefónica International Wholesale Services	Foreign	Related to parent
USA		company	Purchases	(8,290)	(8,290)	-	-

Telefónica Internacional Wholesale Services	96,910,730-9	Related to parent
Chile S.A.		company	Sales	347,839	347,839	255,640	255,640
			Purchases	(1,556,372)	(1,556,372)	(1,153,468)	(1,153,468)

Telefónica MóvilesChile S.A.	86,845,500-2	Related to parent
		company	Sales	40,896	40,896	-	-
			Purchases	(1,651,719)	(1,651,719)	-	-

Telefónica Investigación y Desarrollo	Foreign	Related to parent
		company	Purchases	(392,023)	(392,023)	-	-

Telefónica Data Corp España	Foreign	Related to parent
		company	Sales	149,036	149,036	-	-

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term positions denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these have a short-term character (maturity of less than a year); individual terms for each transaction vary based on the related transaction.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

7. Current and deferred income taxes:

a) General information:

As of March 31, 2007 and 2006, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$30,621,765 and ThCh$27,920,258, respectively.

In addition, as of March 31, 2007 and 2006, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries’ respective taxable income of ThCh$13,100,976 and ThCh$8,616,176, respectively.

As of March 31, 2007 and 2006, accumulated tax losses of subsidiaries amount to ThCh$7,457,482 and ThCh$6,911,871 respectively.

According to current legislation the tax years subject to an eventual review by the fiscal authority consider transactions generated from 2004 to date for most of the taxes to which the Company’s operations are subject.

In the normal course of its operation, the Company is subject to the regulation and oversight of the Chilean Internal Revenue Service. Based on the information available to date, management believes that there are no additional significant liabilities other than those recorded in the financial statements. However, actual taxable results may differ from these estimations.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained	Retained	Retained	Retained	Retained	Amount
	Taxable	Taxable	Taxable	Taxable	Taxable	of
	Earnings	Earnings	Earnings	Earnings	Earnings	credit
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,187,933	828,941	4,961,210	66,373,696	6,480,593	15,118,947
Telefónica Empresas Chile S.A.	103	-	1,724,646	45,613,623	4,394,152	9,683,352
Telefónica Chile S.A.	-	-	-	132,018,719	29,288,521	27,039,942
Telefónica Internet Empresas S.A.	-	-	-	3,698,831	598,020	757,591

Total	2,188,036	828,941	6,685,856	247,704,869	40,761,286	52,599,832

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

7. Current and deferred income taxes, continued:

b) Deferred taxes:

As of March 31, 2007 and 2006, the net deferred tax liabilities amounted to ThCh$37,641,189 and ThCh$45,894,654, respectively and the detail is as follows:

Description		2007				2006

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,882,968	-	-	-	10,774,483	-	-	-
Vacation provision	247,147	-	-	-	409,956	-	-	-
Tax benefits for tax losses	-	1,267,772	-	-	106,261	1,068,757	-	-
Staff severance indemnities	-	520	-	3,837,681	-	17,461	-	5,321,504
Leased assets and liabilities	-	48,191	-	75,574	-	59,452	-	79,695
Property, plant and equipment	-	610,270	-	140,171,181	-	4,275,216	-	165,247,844
Employee benefits	-	-	-	-	125,159	-	-	-
Difference in amount of capitalized staff severance	-	330,591	-	229,196	-	498,229	-	-
Deferred charge on sale of assets	-	4,466	-	254,381	-	-	-	861,538
Development software	-	-	-	3,689,393	-	-	-	1,750,550
Collective negotiation bonus	-	-	-	139,372	-	-	-	146,801
Other	3,348,741	852,845	64,783	5,925,486	1,301,253	278,507	60,112	4,172,884

Sub-Total	14,478,856	3,114,655	64,783	154,322,264	12,717,112	6,197,622	60,112	177,580,816

Complementary accounts net of accumulated amortization	-	(843,532)	-	(99,995,879)	-	(3,633,226)	-	(116,464,766)

Sub-Total	14,478,856	2,271,123	64,783	54,326,385	12,717,112	2,564,396	60,112	61,116,050

Tax reclassification	(64,783)	(2,271,123)	(64,783)	(2,271,123)	(60,112)	(2,564,396)	(60,112)	(2,564,396)

Total	14,414,073	-	-	52,055,262	12,657,000	-	-	58,551,654

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

7. Current and deferred income taxes, continued:

c) Income tax detail:

The current tax expense recorded by the Company in the periods 2007 and 2006 result from the following items:

Description	2007	2006
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	7,432,866	6,211,124
Current tax expense (article 21 single tax at 35%)	1,503	7,818

Income tax subtotal	7,434,369	6,218,942

- Current period deferred taxes	(5,272,701)	(5,812,785)
- Effect of amortization of complementary accounts for deferred assets and liabilities	3,296,800	3,460,797

Deferred tax subtotal	(1,975,901)	(2,351,988)

Total expense tax	5,458,468	3,866,954

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2007	2006
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	3,304,217	52,337,018
Deferred union contract bonus (1)	1,470,146	810,990
Deferred exchange insurance premiums	-	39,627
Telephone directories for connection program	1,536,083	1,773,203
Deferred higher bond discount rate (note 25)	229,872	240,586
Deferred disbursements for placement of bonds (note 25)	127,853	290,220
Deferred disbursements for foreign financing proceeds (2)	366,151	875,246
Exchange insurance receivable	774,462	1,131,774
Deferred staff severance indemnities charges (3)	1,210,332	1,248,054
Dispensable property	121,188	120,824
Others	16,405	860,667

Total	9,156,709	59,728,209

(1) Between May and September 2006, the Company negotiated a 38-month and 48-months union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is presented under Others (in Other non-current Assets) (Note 14).

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is presented under Others (in Other Assets) (Note 14).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is presented under Others (in Other Assets) (Note 14).

9. Information regarding sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$

	Inception	End

CRV	20-March-07	02-April-07	BANCO ESTADO	CLP	2,200,000	4.92%	2,203,909	BCP0800708	2,203,307
CRV	21-March-07	02-April-07	BANCO ESTADO	CLP	600,000	5.04%	601,008	BCP0800811	600,840
CRV	30-March-07	05-April-07	BANCO ESTADO	CLP	500,000	5.04%	500,420	BCP0800615	500,070

			Total		3,300,000		3,305,337		3,304,217

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2007		2006

Description	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,914,978	-	27,861,363

Building and improvements	365,676,153	795,460,232	343,892,866	794,453,740

Machinery and equipment	2,162,714,361	2,777,677,156	2,034,282,373	2,747,994,738
Central office telephone equipment	1,331,873,684	1,552,142,322	1,254,195,129	1,559,326,673
External plant	612,261,791	939,019,758	592,983,882	948,094,104
Subscribers’ equipment	181,898,146	249,114,593	149,876,432	202,476,777
General equipment	36,680,740	37,400,483	37,226,930	38,097,185

Other Property, Plant and Equipment	190,858,578	334,534,589	159,841,030	276,355,168

Office furniture and equipment	100,204,403	112,933,930	84,763,917	108,662,556
Projects, work in progress and materials (2)	-	108,573,108	-	73,807,316
Leased assets (1)	66,978	504,032	58,570	504,032
Assets temporarily out of service	7,011,514	7,011,514	5,862,023	6,691,649
Software	82,561,246	104,331,335	68,192,955	85,513,624
Other	1,014,437	1,180,670	963,565	1,175,991

Technical revaluation Circular 550	10,742,350	9,394,568	11,182,342	9,968,712

Total	2,729,991,442	3,944,981,523	2,549,198,611	3,856,633,721

(1) Leased assets with a gross value of ThCh$504,032 and ThCh$504,032 relate to the category of buildings for 2007 and 2006, respectively, with accumulated depreciation of ThCh$666,978 and ThCh$58,570 for 2007 and 2006, respectively.

(2) Up to December 31, 2002, work in progress included capitalization of finance costs of related loans according to Technical Bulletin No. 31 of the Chilean Association of Accountants Therefore, the gross property, plant and equipment balance includes interest of ThCh$197,871,417. Accumulated depreciation for this interest amounts to ThCh$140,320,692 and ThCh$130,268,495 for 2007 and 2006, respectively.

Operating costs include a depreciation charge for the periods ended March 31, 2007 and 2006 amounting to ThCh$49,277,805 and ThCh$48,884,865, and administrative and selling expenses a depreciation charge of ThCh$2,050,220 and ThCh$2,001,128 for 2007 and 2006, respectively. Assets temporarily out of service are made up mainly of telephone equipment under repair, and incurred depreciation amounting to ThCh$348,213 in 2006, which is classified as “Other non-operating expenses” (note 22b).

During the normal course of its operations the Company monitors both new and existing assets, and their depreciation rates, adjusting them to the technological evolution and development of the market in which it competes.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

10. Property, plant and equipment, continued:

The detail by item of the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
Description			equipment	equipment
			2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(518,226)	-	(518,226)	(518,226)
Building and improvements	(787,527)	(4,185,551)	(4,973,078)	(4,972,535)
Machinery and equipment	(42,029)	14,927,901	14,885,872	15,459,473

Total	(1,347,782)	10,742,350	9,394,568	9,968,712

Depreciation of the technical reappraisal surplus amounted to ThCh$(16,370) and ThCh$(14,811) for 2007 and 2006, respectively.

Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,387,626,472 in 2007 and ThCh$1,153,418,419 in 2006, which include ThCh$12,811,897 and ThCh$13,268,427, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in related companies:

The detail of investments in related companies is as follows:

			Country of origin	Currency controlling the investment	Number of shares	Percentage
						participation		Equity of the companies

Taxp. No.	Company					2007	2006	2007	2006

						%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)		Brazil	Dollar	48,950,000	2.61	2.61	152,217,275	153,206,076
96,895,220-K	Atento Chile S.A. (2)		Chile	Pesos	3,209,204	28.84	28.84	15,453,449	14,444,982

		Net income (loss)		Equity in income				Investment
Taxp. No.	Company	of the companies		(loss) of the		Investment value		book value
				investment

		2007	2006	2007	2006	2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	(934,100)	(1,454,754)	(24,380)	(37,970)	3,972,871	3,998,678	3,972,871	3,998,678
96,895,220-K	Atento Chile S.A. (2)	998,656	1,634,533	288,013	471,400	4,456,774	4,165,933	4,456,774	4,165,933

	Total					8,429,645	8,164,611	8,429,645	8,164,611

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph N° 4 of Circular N° 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular N° 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, direct and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) As of March 31, 2007, the value of the investment was recognized on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

12. Goodwill:

The detail of goodwill is as follows:

		2007			2006
Taxpayer No.	Company	Year	Amount	Balance of	Amount	Balance of
			amortized	Goodwill	amortized	Goodwill
			in the year		in the year
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	47,050	1,666,680	47,050	2,496,265
96,551,670-0	Telefónica Larga Distancia S.A.	1998	290,280	13,605,694	290,280	14,782,939
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	-	-	781,227	-
96,834,320-3	Telefónica Internet Empresas S.A.(2)	1999	23,724	361,129	23,724	457,343

	Total		361,054	15,633,503	1,142,281	17,736,547

(1) As indicated in Note 2(d) No. 1, on January 26, 2006 the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) to Telefónica Chile S.A. This sale was performed at book value, not taking into consideration the amount corresponding to goodwill in the price, which meant recognizing in results (in an extraordinary manner) the amortization of the balance of goodwill as of that date.

(2) On January 27, 2006 Telefónica Empresas CTC Chile sold to Telefónica Chile S.A. 215,099 shares at ThCh$1,468,683, which corresponded to its participation in this company.

On January 26 CTC Equipos y Servicios de Telecomunicaciones sold to Telefónica Chile S.A. 16 shares at ThCh$132, which corresponded to its participation in this company.

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

13. Intangibles:

The detail of intangibles is as follows:

Description	2007	2006
	ThCh$	ThCh$

Underwater cable rights (gross)	23,718,135	23,730,180
Accumulated amortization, previous exercises	(4,331,627)	(3,159,555)
Amortization for the exercises	(302,104)	(301,637)
Licenses (Software) (gross)	15,510,601	12,099,181
Accumulated amortization, previous exercises	(8,677,844)	(4,572,422)
Amortization for the period	(1,048,246)	(748,934)

Total Net Intangibles	24,868,915	27,046,813

14. Other non-current assets:

The detail of other non-current assets is as follows:

Description	2007	2006
	ThCh$	ThCh$

Deferred issuance cost for obtaining external financing (note 8(2)) (1)	717,374	1,159,031
Deferred union contract bonus (note 8(1))	2,746,040	52,548
Bond issue expenses (note 25)	651,140	779,443
Bond discount (note 25)	1,065,322	1,295,945
Securities deposits	138,366	140,778
Deferred charge due to change in actuarial estimations (note 8(3)) (2)	7,812,195	9,940,974
Deferred staff severance indemnities (3)	4,111,855	4,674,865
Other	-	79,389

Total	17,242,292	18,122,973

(1) This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) With the implementation of new contractual conditions derived from the organizational changes in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies, in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases and includes the rate change mentioned in Note 3 b (i) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8).

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2 (s)).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is presented under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

15. Short-term obligations with banks and financial institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

		US$		U.F.		TOTAL

Taxp.No.	Bank or financial institution	2007	2006	2007	2006	2007	2006

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	950,265	707,563	950,265	707,563
Foreign	CALYON NEW YORK BRANCH AND
	OTHERS	170,750	143,890	-	-	170,750	143,890
97,008,000-7	CITIBANK (2)	636,942	570,295	-	-	636,942	570,295
Foreign	BBVA BANCOMER AND OTHERS	690,808	638,100	-	-	690,808	638,100

	Total	1,498,500	1,352,285	950,265	707,563	2,448,765	2,059,848

	Outstanding principal	-	-	-	-	-	-

	Average annual interest rate	5.69%	5.17%	3.04%	2.32%	5.17%	4.69%

Percentage of obligations in foreign currency : 61.19% for 2007 and 65.65% for 2006
Percentage of obligations in local currency : 38.81% for 2007 and 34.35% for 2006

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

16. Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

		Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of March 31, 2007	Average annual interest rate %	Long-term portion as of March 31, 2006

Taxp.No.	Bank or financial institution
			1 to 2	2 to 3	3 to 5

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	-	107,842,000	-	107,842,000	Libor + 0.35%	107,984,802
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	80,881,500	80,881,500	Libor + 0.334%	80,988,602
97,008,000-7	BANCO CITIBANK (2)	US$	80,881,500	-	-	80,881,500	Libor + 0.31%	80,988,602

	SUBTOTAL		80,881,500	107,842,000	80,881,500	269,605,000	5.69%	269,962,006

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	-	65,315,908	65,315,908	Tab 360+0.325%	65,353,781

	SUBTOTAL		-	-	65,315,908	65,315,908	3.04%	65,353,781

	TOTAL		80,881,500	107,842,000	146,197,408	334,920,908	5.17%	335,315,787

Percentage of obligations in foreign currency : 80.50% for 2007 and 80.51% for 2006
Percentage of obligations in local currency : 19.50% for 2007 and 19.49% for 2006

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, that until then was the Bilbao Viscaya Argentaria Bank.

(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, that until then was the ABN Amro Bank.

(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 20011, in addition to changing the agent bank, that until then was the ABN Amro Bank.

(4) In April 2005, the Company renegotiated this loan, which allowed it to extend the due date from April 2008 to April 2010. In February 2007 the spread was changed from 0.45% to 0.325% .

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12, 2004, Telefónica Chile registered a series of commercial paper in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of each line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On October 25, 2005, there was a placement in series G and H for ThCh$35,000,000 of the same type of instrument. The placement agent was Scotiabank Sudamericano Corredores de Bolsa, the instruments’ maturity date was April 20, 2006.

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$12,000,000, maturing on December 6, 2006. The placement agent was Inversiones Boston Corredores de Bolsa.

The details of these transactions are described below:

Registration or identification number of the instrument		Current nominal amount placed ThCh$	Bond
			readjustment unit	Interest		Accounting value		Placement

	Series			rate	Final			in Chile or
				%	Maturity	2007	2006	abroad
			ThCh$			ThCh$	ThCh$

Short-term
commercial paper

015	G	17,500,000	Ch$ non-adjustable	0.5100	Apr 20, 2006	-	17,899,301	Chile

005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	-	17,877,816	Chile

005	I	12,000,000	Ch$ non-adjustable	0.4800	Dec 06, 2006	-	11,840,578	Chile

				Total		-	47,617,695

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

17. Obligations with the public, continued:

b) Bonds

The detail of obligations with the public for bond issued, classified as short and long-term, is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Frequency		Par value		Placement in Chile or abroad

						Interest payment	Amortizations	2007 ThCh$	2006 ThCh$

Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	1,652,270	1,690,884	Chile
281,20,12,01	L (1)	-	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	887,418	11,280	Chile

Issued in New York	Yankee Bonds	49,603,000	US$	7.625	Jul, 2006	Semi-annual	Maturity	-	27,207,292	Abroad

							Total	2,539,688	28,909,456

Long-term bonds
143,27,06,91	F	607,143	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	11,155,018	12,474,611	Chile
281,20,12,01	L (1)	3,000,000	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	55,118,910	55,150,870	Chile

							Total	66,273,928	67,625,481

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually. There is a redemption option as of October 25, 2007.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

18. Accruals and Write-offs:

The detail of accruals shown in liabilities is as follows:

	2007	2006
	ThCh$	ThCh$

Current
Staff severance indemnities	541,437	295,987
Vacation	1,454,199	2,411,504
Other employee benefits (1)	3,749,910	3,192,350
Employee benefit advances	(2,399,402)	(1,412,552)

Sub-Total	3,346,144	4,487,289

Long-term
Staff severance indemnities	35,707,788	35,554,964

Total	39,053,932	40,042,253

(1) Includes provisions as per current union agreement.

During the period, there were bad debt write-offs of ThCh$229,504 in 2007 and ThCh$2,126,703 in 2006, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2007	2006
	ThCh$	ThCh$

Beginning balance (historical values)	35,988,274	36,748,817
Payments for the period	(525,927)	(4,461,230)
Transfers	(96,934)	(1,859)
Provision increase	883,812	3,565,223

Total	36,249,225	35,850,951

20. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. The detail for 2007 and 2006 is as follows:

	Percentage		Participation		Participation
	Minority		in equity		in net income (loss)
Subsidiaries	Interest
	2007	2006	2007	2006	2007	2006
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Instituto Telefónica Chile S.A.	-	20.000	-	240,356	-	(11,911)
Telefónica Larga Distancia S.A.	0.171	0.840	269,760	1,162,391	8,940	26,018
Fundación Telefónica Chile	50.000	50.000	80,967	195,740	(95,700)	(80,403)
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.001	0.001	15	13	1	-

	Total		350,742	1,598,500	(86,759)	(66,296)

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

21. Shareholders’ equity:

During 2007 and 2006, changes in shareholders’ equity accounts are as follows:

	Paid-in	Reserve equity indexation	Other	Retained	Net	Interim	Total
	capital		reserves	earnings	income	dividend	shareholders´
							equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2007

Balances as of December 31, 2006	890,894,953	-	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	-	49,042	-	-	-	49,042
Price-level restatement, net	-	1,781,790	(4,636)	46,706	-	(20,973)	1,802,887
Other reserves	-	-	682,346	-	-	-	682,346
Net income	-	-	-	-	1,053,131	-	1,053,131

Balances as of March 31, 2007	890,894,953	1,781,790	(2,273,759)	23,399,752	1,053,131	(10,507,586)	904,348,281

2006

Balances as of December 31, 2005	912,692,729	-	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 income to retained earnings	-	-	-	25,183,320	(25,183,320)	-	-
Cumulative translation adjustment	-	(2,738,078)	159,433	-	-	-	159,433
Price-level restatement, net	-	-	5,254	(75,550)	-	31,650	(2,776,724)
Net income	-	-	-	-	734,109	-	734,109

Balances as of March 31, 2006	912,692,729	(2,738,078)	(1,586,554)	25,107,770	734,109	(10,518,136)	923,691,840

Restated balances as of March 31, 2007	936,532,592	(2,809,598)	(1,627,995)	25,763,594	753,284	(10,792,873)	947,819,004

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of March 31, 2007 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed	No. of paid shares	No. of shares with
	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	813,490,434	813,490,434
B	77,404,519	77,404,519

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the stratification of shareholders by their percentage of ownership in the Company as of March 31, 2007 is as follows:

	Percentage of Total	Number of
	holdings	shareholders
Type of shareholder	%

10% holding or more	57.03	2
Less than 10% holding:
Investment equal to or exceeding UF 200	42.22	1,546
Investment under UF 200	0.75	10,914

Total	100.00	12,462

Controlling company	44.90	1

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

Considering the cash situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed:

On October 27, 2005, the Board of Directors approved payment of an interim dividend (No. 170) of Ch$11 per share, with a on 2005 net income, equivalent to ThCh$10,528,728 (historical).

On October 26, 2006, the Board of Directors approved payment of interim dividend No. 172, in the amount of ThCh$10,528,728 (historical), equivalent to Ch$11 per share.

(d) Other reserves:

Other reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount		Net

	Company	December 31, 2006	Price-level	Movement	Balance as of
			restatement		March 31, 2007
		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	(682,346)	-	682,346	-
Foreign	TBS Celular Participación S.A.	(2,318,165)	(4,636)	49,042	(2,273,759)

	Total	(3,000,511)	(4,636)	731,388	(2,273,759)

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2007	2006
	ThCh$	ThCh$

Administrative services	507,036	-
Fines levied on suppliers and indemnities	38	17,705
Proceeds from sale of used equipment	1,261,233	365,272
Real estate rental	-	71,823
Other	199,537	57,116

Total	1,967,844	511,916

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2007	2006
	ThCh$	ThCh$

Lawsuit and other provisions	957,892	376,535
Depreciation and retirement of out-of-service property, plant and equipment (1)	-	348,213
Removal of property, plant and equipment that is out of service	457,608	309,199
Lower market value provision	-	14,302
Restructuring costs (2)	-	9,040,635
Other	153,788	300,866

Total	1,569,288	10,389,750

(1) As of March 2006, this caption is composed mainly of depreciation of telephone equipment maintained in stock for replacements.
(2) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2007	2006
		ThCh$	ThCh$

Inventory	C.P.I.	810	(783)
Other current assets	C.P.I.	9,296	(730)
Other current assets	U.F.	4,295	17,075
Short and long-term deferred taxes	C.P.I.	204,489	(349,927)
Property, plant and equipment	C.P.I.	2,528,713	(4,016,764)
Investments in related companies	C.P.I.	16,219	(16,682)
Goodwill	C.P.I.	33,200	(54,456)
Long-term receivables	U.F.	(32,171)	44,706
Other long-term assets	C.P.I.	(30,363)	(120,334)
Other long-term assets	U.F.	2,541	(473)
Expense accounts	C.P.I.	(14,390)	(37,432)

Total Charges (Credits)		2,722,639	(4,535,800)

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2007	2006
		ThCh$	ThCh$

Short-term obligations	U.F.	(516,755)	(157,986)
Long-term obligations	C.P.I.	5,609	1,610
Long-term obligations	U.F.	(5,025,697)	1,113,392
Shareholders’ equity	C.P.I.	(1,802,887)	2,849,253
Revenue accounts	C.P.I.	20,372	60,449

Total Credits		(7,319,358)	3,866,718

Net price-level restatement loss		(4,596,719)	(669,082)

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

24. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges) Credits	Currency	2007	2006
		ThCh$	ThCh$

Current assets	US$	680,486	2,320,314
Current assets	EURO	(3,623)	(1,989)
Current assets	BRAZILIAN REAL	81,520	122,906
Long-term receivables	US$	609,701	537,379

Total Credits		1,368,084	2,978,610

Liabilities (Charges) Credits	Currency	2007	2006
		ThCh$	ThCh$

Short-term obligations	US$	(540,564)	(820,309)
Short-term obligations	EURO	900	(214)
Short-term obligations	BRAZILIAN REAL	(33,550)	28,869
Long-term obligations	US$	(631,290)	(1,954,246)

Total (Charges)		(1,204,504)	(2,745,900)

Foreign currency translation, net		163,580	232,710

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

25. Expenses from issuance and placement of shares and debt:

The detail of this item is as follows:

		Short-term		Long-term

		2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses		127,853	290,220	651,140	779,443
Discount on debt		229,872	240,586	1,065,322	1,295,945

	Total	357,725	530,806	1,716,462	2,075,388

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which generate future cash flows are as follows:

a) Financing activities: Financing activities that generate future cash flows are as follows:
         Obligations with banks and financial institutions                 - Notes 15 and 16
         Obligations with the public                                                  - Note 17

b) Investing activities: Investing activities that generate future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	14,327,069

c) Cash and cash equivalents:

	2007	2006
	ThCh$	ThCh$

Cash	9,059,296	7,504,915
Time deposits	65,949,738	28,479,757
Other current assets	3,304,217	52,337,022

Total	78,313,251	88,321,694

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

27. Derivative Contracts:

The detail of derivative contracts is as follows:

Type of Derivative	Type of Contract	Description of Contract						Value of Hedged Item ThCh$	Affected Accounts

		Contract Value	Maturity or Expiration	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income

						Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrealized ThCh$

S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig.in US$	150,000,000	80,881,500	asset	81,220,658	1,483,596	-
									liabilities	(91,106,262)
S	CCPE	200,000,000	III Quarter 2009	Exchange rate	C	Oblig.in US$	200,000,000	107,842,000	asset	107,899,052	(570,459)	-
									liabilities	(122,146,568)
S	CCPE	150,000,000	II Quarter 2011	Exchange rate	C	Oblig.in US$	150,000,000	80,881,500	asset	81,060,248	(2,753,124)	-
									liabilities	(85,925,182)
FR	CI	10,400,000	II Quarter 2007	Exchange rate	V	-	-	-	asset	5,668,858	62,371	-
									liabilities	(5,606,487)
FR	CI	16,000,000	III Quarter 2007	Exchange rate	V	-	-	-	asset	8,619,560	(238)	-
									liabilities	(8,619,798)
FR	CI	3,000,000	II Quarter 2007	Exchange rate	C	-	-	-	asset	1,617,630	(28,589)	-
									liabilities	(1,646,219)
FR	CI	2,794,463	III Quarter 2007	Exchange rate	C	-	-	-	asset	1,506,802	(24,986)	-
									liabilities	(1,531,789)
FR	CI	13,010,194	II Quarter 2007	Exchange rate	C	-	-	-	asset	7,015,227	801	-
									liabilities	(7,014,427)
FR	CI	9,550,707	III Quarter 2007	Exchange rate	C	-	-	-	asset	5,149,836	(21,212)	-
									liabilities	(5,171,046)
FR	CI	3,314,341	II Quarter 2007	Exchange rate	C	-	-	-	asset	868,422	5,031	-
									liabilities	(863,392)
FR	CI	3,314,341	III Quarter 2007	Exchange rate	C	-	-	-	asset	868,422	16,847	-
									liabilities	(851,579)
FR	CI	3,449,508	IV Quarter 2007	Exchange rate	C	-	-	-	asset	903,839	29,703	-
									liabilities	(874,136)
FR	CI	641,546	I Quarter 2007	Exchange rate	C	-	-	-	asset	168,098	6,686	-
									liabilities	(161,413)

Exchange forward contracts expensed during the period ( net )											662,164	-

				TOTAL							(1,131,409)	-

Type of derivatives :	FR: Forward	Type of Contract:	CCPE: Hedge contract for existing transactions

	S:Swap		CI: Investment hedge contract

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

28. Contingencies and commitments:

a) Lawsuits against the Government:

i) On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004. The process is currently in the judgment stage.

ii) Telefónica Chile and Telefónica Larga Distancia filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government forced both companies to pay for the transfer of their communications networks due to the construction of public works on concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445
b.- Telefónica Larga Distancia S.A.: Ch$2,865,208,840

The process is currently in the final judgement stage.

b) Lawsuits:

(i) Voissnet Accusation:

On January 20, 2006, Telefónica Chile responded to the claim made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion threatened free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica Chile. Voissnet has requested the Antitrust Commission to force Telefónica Chile to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units.

On November 8, 2006, Telefónica Chile S.A. filed an appeal before the Supreme Court requesting the sentence to be revoked exonerating the Company from any sanction. The appeal was accepted for processing and the Supreme Court has not set a date to hear the allegations of the parties.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

(ii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed a plenary suit charged in Chilean pesos, requesting payment of Ch$2,204 million plus sums accrued during the suit, to cover access charges for the use of its networks. VTR bases its complaint on the differences that occurred as a result of the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefónica Chile responded to the complaint by argueing that the tariffs for access charges that both parties must pay for the reciprocal use of their networks, are regulated under a contract signed with VTR. VTR, however,does not recognize this contract. VTR’s complaint has been accepted and the requested compensation has been ordered.. The Company filed an appeal for annulment before the Court of Appeals of Santiago which is currently pending.

In connection to the above proceeding, two additional judicial proceedings are underway The first was filed by VTR before Subtel in 2002 for alleged non-payment of invoices for access charges set by D.S. 26. VTR has requested that Telefónica Chile be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. That case has been suspended by order of the Minister until a judgment is provided in the judicial proceeding filed by VTR in 2000. The second proceeding underway was filed by Telefónica Chile on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. That case has been suspended until a judgment is provided in the first of the mentioned lawsuits.

In turn, on December 21, 2005 Telefónica Chile sued VTR for non-payment of automatic reversal of charges service (800 service), in the amount of Ch$1,500 million, plus sums accrued during the course of the trial. Based on the same argument, VTR filed a countersuit in the amount of Ch$1,200 million. That judicial process is currently in first instance.

(iii) Manquehue Net

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of ThCh$3,647,689 in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Víctor Vial del Río. Likewise, and on the same date, Manquehue Net filed a complaint regarding compliance with discounts (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to hear sentencing.

On April 11, 2005, the Court notified the first instance sentence that accepted the complaint filed by Telefónica Chile, condemning Manquehue Net to pay approximately Ch$452 million and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

28. Contingencies and restrictions, continued:

(iv) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The lawsuits have recently been notified and are currently in the discussion stage.

(v) Protection Motion:

On June 28, 2006 television channels UCTV and TVN filed a petition for protection against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30th, the Court of Appeals declared the petition inadmissible. The decision was confirmed on July 4, 2006, when the motion to set aside was rejected.

The complaint filed before the Supreme Court by the channels against the officials of the Court was declared inadmissible on July 13, 2006.

(vi) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the judgments handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, and who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a judgments favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

Management and their internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements. Based on this analysis and on the information available to date, Management and their legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by a loss contingency eventually represented by significant liabilities in excess of those already recorded in the financial statements.

(c) Financial restrictions:

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (notes 15, 16 and 17), which establish among other things: clauses on the Company’s maximum debt.

The maximum debt ratio for these is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of March 31, 2007 the Company complies with all financial restrictions.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2007	2006
		ThCh$	ThCh$

Total current assets:		323,791,516	317,396,892
Cash	Non-indexed Ch$	6,822,687	7,284,375
	Dollars	2,192,244	184,254
	Euros	44,365	36,286
Time deposits	Indexed Ch$	308,684	25,249,322
	Non-indexed Ch$	57,769,101	-
	Dollars	7,871,953	3,230,435
Marketable securities	Indexed Ch$	-	1,954,048
	Dollars	14,327,069	14,337,422
Notes and accounts receivable (1)	Indexed Ch$	-	-
	Non-indexed Ch$	180,065,293	164,657,768
	Dollars	1,944,381	4,100,849
	Euros	348,873	-
Accounts receivable from related companies	Non-indexed Ch$	12,891,845	11,981,937
	Dollars	4,652,443	1,556,054
Other current assets (2)	Indexed Ch$	204,230	21,138,927
	Non-indexed Ch$	33,568,221	60,377,053
	Dollars	681,841	1,133,057
	Brazilian Real	98,286	175,105
Total property, plant and equipment :		1,214,990,081	1,307,435,110
Property, plant and equipment and accumulated	Indexed Ch$
Depreciation		1,214,990,081	1,307,435,110
Total other long-term assets		80,212,420	84,862,879
Investment in related companies	Indexed Ch$	8,429,645	8,164,611
Investment in other companies	Indexed Ch$	4,187	4,187
Goodwill	Indexed Ch$	15,633,503	17,736,547
Other long-term assets (3)	Indexed Ch$	28,189,783	44,385,288
	Non-indexed Ch$	27,809,098	14,569,230
	Dollars	146,204	3,016

Total assets		1,618,994,017	1,709,694,881

Subtotal by currency	Indexed Ch$	1,267,760,113	1,426,068,040
	Non-indexed Ch$	318,926,245	258,870,363
	U.S. Dollars	31,816,135	24,545,087
	Euros	393,238	36,286
	Brazilian Real	98,286	175,105

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

30. Local and Foreign Currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

Description	Currency	Up to 90 days					90 days up to 1 year

		2007		2006		2007		2006

			Average		Average		Average		Average
		Amount	annual	Amount	annual	Amount	annual	Amount	annual
		ThCh$	interest	ThCh$	interest	ThCh$	interest	ThCh$	interest
			%		%		%		%

Short-term portion of obligations with banks and financial institutions
	Indexed Ch$	950,265	3.04	707,563	2.32	-	-	-	-
	Dollars	1,498,500	5.69	1,352,285	5.17	-	-	-	-

Obligations with the public (Commercial paper)	Non-indexed Ch$	-	-	35,777,117	6.12	-	-	11,840,578	5.76

Obligations with the public (Bonds payable)	Indexed Ch$	2,539,688	4.16	-	-	-	-	1,702,164	6.00
	Dollars	-	-	27,207,292	7.63	-	-	-	-

Long-term obligations maturing within a year
	Indexed Ch$	3,137	8.10	3,156	8.10	9,413	8.10	9,472	8.10

Accounts payable to related companies	Indexed Ch$	-	-	-	-	-	-	-	-
	Non-indexed Ch$	31,535,336	-	27,108,387	-	-	-	430,176	-
	Dollars	1,118,338	-	131,896	-	-	-	-	-

Other current liabilities (4)	Indexed Ch$	827,074	-	-	-	143,309	-	484,385	-
	Non-indexed Ch$	138,475,384	-	120,467,577	-	2,275,559	-	5,824,273	-
	Dollars	12,246,174	-	2,218,341	-	-	-	367,188	-
	Euros	39,609	-	-	-	-	-	-	-
	Brazilian Real	222,372	-	4,460	-	-		50,838

TOTAL CURRENT LIABILITIES		189,455,877		214,978,074		2,428,281	-	20,709,074

Subtotal by currency	Indexed Ch$	4,320,164	-	710,719	-	152,722	-	2,196,021	-
	Non-indexed Ch$	170,010,720	-	183,353,081	-	2,275,559	-	18,095,027	-
	U.S. Dollars	14,863,012	-	30,909,814	-	-	-	367,188	-
	Euros	39,609	-	-	-	-	-	-	-
	Brazilian Real	222,372	-	4,460	-	-	-	50,838	-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

30. Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows :

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2007		2007		2007		2007

		Amount	Average	Amount	Average	Amount	Average	Amount	Average
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	65,315,908	3.04	-	-	-	-
	Dollars	188,723,500	5.69	80,881,500	5.69	-	-	-	-
Bonds payable	Indexed Ch$	-	-	55,118,910	3.75	11,155,018	6.00	-
Other long- term liabilities (5)	Indexed Ch$	33,272,539		2,074,159		9,561,444		67,078,650
	Non- indexed Ch$	458,784	-	433,435	-	848,381	-	7,488,608	-

TOTAL LONG- TERM LIABILITIES		222,454,823		203,823,912		21,564,843		74,567,258

Subtotal by currency
	Indexed Ch$	33,272,539	-	122,508,977	-	20,716,462	-	67,078,650	-
	Non- indexed Ch$	458,784	-	433,435	-	848,381	-	7,488,608	-
	U.S. Dollars	188,723,500	-	80,881,500	-	-	-	-	-

A summary of the long-term liabilities in local and foreign currency for 2006 is as follows :

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2006		2006		2006		2006

		Amount	Average	Amount	Average	Amount	Average	Amount	Average
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	65,353,781	4.30	-	-	-	-
	Dollars	80,988,602	5.07	107,984,802	5.33	80,988,602	5.07	-	-
Bonds payable	Indexed Ch$	-	-	-	-	55,150,870	3.75	12,474,611	6.00
	Dollars	-	-	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	32,291,886	-	24,161,044	-	23,596,354	-	34,248,000	-
	Non-indexed Ch$	1,025,815	-	434,594	-	1,088,976	-	4,802,292	-

TOTAL LONG-TERM LIABILITIES		114,306,303		197,934,221		160,824,802		51,524,903

Subtotal by currency	Indexed Ch$	32,291,886	-	89,514,825	-	78,747,224	-	46,722,611	-
	Non-indexed Ch$	1,025,815	-	434,594	-	1,088,976	-	4,802,292	-
	U.S. Dollars	80,988,602	-	107,984,802	-	80,988,602	-	-	-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2007 and 2006.

32. Subsequent events:

The Ordinary Shareholders’ Meeting held on April 13, 2007 agreed to the following:

a) Changes in the Board of Directors

The following composition of the Company’s Board of Directors was approved:

Series “A” Directors
Regular	Substitutes
Emilio Gilolmo López	José María Alvarez Pallete
Narcís Serra Serra	Manuel Alvarez-Tronge
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Mario Vásquez
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Patricio Rojas Ramos	Benjamín Holmes Bierwirth

Series “B” Directors
Regular	Substitutes
Marco Colodro Hadjes	Alfonso Ferrari Herrero

b) Distribute 55.10% of net income for 2006, through payment of a final dividend of Ch$13.44234 per share, to be paid on May 16, 2007.

c) Decrease stock capital in the amount of Ch$48,815,011,335, maintaining the same amount of shares issued by the Company, which means paying Ch$51 per share, authorizing the Board of Directors to set the date of payment to the shareholders.

d) Modify the Company bylaws corresponding to the agreements mentioned above.

The Board of Directors Meeting held on April 13, 2007 agreed to appoint Mr. Emilio Gilolmo López and Mr. Narcis Serra Serra as Company President and Vice President, respectively. Likewise, Mr. José Moles Valenzuela was approved in the position of General Manager.

The Ordinary Shareholders’ Meeting of subsidiary Telefónica Larga Distancia S.A. held on April 12, 2007, approved the following agreements:

a) Changes in the Board of Directors:

Appoint the following persons to be Company directors

a.	Emilio Gilolmo López
b.	José Moles Valenzuela
c.	Julio Covarrubias Fernández
d.	Diego Martínez-Caro de la Concha-Castañeda
e.	Humberto Soto Velasco
f.	Cristián Aninat Salas
g.	Juan Antonio Etcheverry Duhalde

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

32. Subsequent events, continued:

b) Distribute 30% of net income for 2006, through payment of a dividend of Ch$77.69941 per share, to be paid on May 10, 2007.

The Board of Directors Meeting held on April 12, 2007 agreed to appoint Mr. Emilio Gilolmo López and Mr. José Moles Valenzuela as President and Vice President, respectively.

Management is unaware of any other significant subsequent events that have occurred between April 1 and 23, 2007, and that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2007 ThCh$

01-Feb-07	BANCO DE CHILE		$2,500,000	5.28	May 02,2007	2,500,000	21,267	2,521,267
02-Feb-07	BANCO DE CHILE		$1,000,000	5.28	May 03,2007	1,000,000	8,360	1,008,360
05-Feb-07	BANCO DE CHILE		$1,000,000	5.28	May 14,2007	1,000,000	7,920	1,007,920
06-Feb-07	BANCO DE CHILE		$1,200,000	5.52	May 14,2007	1,200,000	9,752	1,209,752
08-Feb-07	BBVA		$1,200,000	5.28	Apr 12,2007	1,200,000	8,976	1,208,976
12-Feb-07	BBVA		$2,200,000	5.28	Apr 24,2007	2,200,000	15,165	2,215,165
13-Feb-07	CORP BANCA		$1,800,000	5.40	May 02,2007	1,800,000	12,420	1,812,420
13-Feb-07	BCI		$1,000,000	5.28	May 02,2007	1,000,000	6,747	1,006,747
14-Feb-07	BANCO SANTANDER		$1,200,000	5.34	Apr 30,2007	1,200,000	8,010	1,208,010
20-Feb-07	BCI		$4,900,000	5.40	Apr 30,2007	4,900,000	28,665	4,928,665
20-Feb-07	CORP BANCA		$1,600,000	5.34	Apr 30,2007	1,600,000	9,256	1,609,256
21-Feb-07	BBVA		$1,600,000	5.16	Apr 30,2007	1,600,000	8,715	1,608,715
21-Feb-07	BANCO SANTANDER	USD	1,500,000	5.28	Apr 30,2007	1,500,000	8,360	1,508,360
22-Feb-07	CORP BANCA		$1,600,000	5.40	May 14,2007	1,600,000	8,880	1,608,880
23-Feb-07	CORP BANCA		$1,500,000	5.34	Apr 20,2007	1,500,000	8,010	1,508,010
26-Feb-07	BCI		$1,600,000	5.28	Apr 20,2007	1,600,000	7,744	1,607,744
26-Feb-07	HSBC		$1,500,000	5.16	Apr 20,2007	1,500,000	7,095	1,507,095

		Sub-Total				28,900,000	185,342	29,085,342

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

34. Time deposits, continued:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2007 ThCh$

27-Feb-07	HSBC		$1,300,000	5.16	Apr 20,2007	1,300,000	5,962	1,305,962
28-Feb-07	BANCO DE CHILE		$800,000	5.16	Apr 20,2007	800,000	3,555	803,555
02-Mar-07	BANCO ESTADO		$2,400,000	5.16	May 14,2007	2,400,000	9,976	2,409,976
05-Mar-07	BANCO FALABELLA		$2,100,000	5.16	May 14,2007	2,100,000	7,826	2,107,826
06-Mar-07	BANCO SECURITY		$1,000,000	5.04	Apr 09,2007	1,000,000	3,500	1,003,500
06-Mar-07	HSBC		$1,600,000	5.16	May 14,2007	1,600,000	5,733	1,605,733
07-Mar-07	BBVA		$1,000,000	5.04	Apr 11,2007	1,000,000	3,360	1,003,360
07-Mar-07	BANCO ESTADO		$1,700,000	5.04	May 16,2007	1,700,000	5,712	1,705,712
09-Mar-07	DEUTSCHE BANK		$1,100,000	5.16	May 16,2007	1,100,000	3,469	1,103,469
12-Mar-07	BANCO SANTANDER		$4,200,000	5.40	May 16,2007	4,200,000	11,970	4,211,970
13-Mar-07	BANCO DE CHILE		$1,000,000	5.04	May 16,2007	1,000,000	2,520	1,002,520
14-Mar-07	BANCO SANTANDER		$600,000	5.40	May 16,2007	600,000	1,530	601,530
14-Mar-07	CITIBANK		$900,000	5.04	May 16,2007	900,000	2,142	902,142
15-Mar-07	CITIBANK		$1,200,000	5.04	May 16,2007	1,200,000	2,688	1,202,688
15-Mar-07	HSBC		$300,000	5.16	May 16,2007	300,000	688	300,688
19-Mar-07	CITIBANK		$2,000,000	5.04	May 16,2007	2,000,000	3,360	2,003,360
20-Mar-07	HSBC		$1,300,000	5.16	May 16,2007	1,300,000	2,050	1,302,050
20-Mar-07	BBVA		$1,500,000	5.16	May 16,2007	1,500,000	2,365	1,502,365
21-Mar-07	BANCO ESTADO		$600,000	5.04	May 16,2007	600,000	840	600,840
21-Mar-07	CORP BANCA		$1,000,000	5.28	May 16,2007	1,000,000	1,466	1,001,466
23-Mar-07	CITIBANK		$1,000,000	5.04	May 16,2007	1,000,000	1,120	1,001,120
31-Mar-07	BANCO SANTANDER		$1,928	-	Apr 30,2007	1,928	-	1,928
26-Mar-07	ABN AMRO BANK	USD	13,800	5.23	Apr 02,2007	7,441,098	5,405	7,446,503
30-Mar-07	ABN AMRO BANK	USD	500	5.30	Apr 02,2007	269,605	40	269,645
09-Mar-07	BCI	USD	153	5.22	Apr 09,2007	82,245	262	82,507
09-Mar-07	BCI	USD	136	5.22	Apr 09,2007	73,065	232	73,297
06-Mar-07	BCI	UF	17	3.00	Apr 06,2007	308,041	643	308,684

		Sub-Total				36,775,982	88,414	36,864,396

		Total				65,675,982	273,756	65,949,738

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

35. Accounts payable:

The detail of the accounts payable balance is as follows:

Description		2007 ThCh$	2006 ThCh$

Suppliers
Chilean		106,679,644	65,034,939
Foreign		8,972,027	3,356,840
Provision for work in progress		3,007,439	10,291,345

	Total	118,659,110	78,683,124

36. Other accounts payable:

The detail of other accounts payable is as follows:

Description		2007	2006
		ThCh$	ThCh$

Exchange insurance contract payables		153,096	1,142,417
Billing on behalf of third parties		4,059,299	7,270,915
Accrued supports		1,180,261	1,371,031
Creditors for materials received		-	1,066,045
Carrier service		5,456,105	7,412,724
Others		52,690	506,183

	Total	10,901,451	18,769,315

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

Management’s Discussion and Analysis of the Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended March 31, 2007 and 2006

Management’s Discussion and Analysis of the Consolidated Financial Statements

2

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1.	Highlights	3
2.	Volume Statistics, Statement of Income and Results by Business Area	6
3.	Analysis of Results for the period
	3.1 Operating Income	8
	3.2 Non-operating Income	9
	3.3 Net Income	10
	3.4 Results by Business Area	11
4.	Statement of Cash Flows	12
5.	Financial Indicators…	13
6.	Explanation of the Main Difference Between Market
	or Economic Value and Book Value of the Company’s Assets	14
7.	Analysis of Markets, Competition and Relative Market Share	15
8.	Analysis of Market Risk	17

3

1. HIGHLIGHTS

Decrease in Financial Debt

Telefónica Chile improved its level of indebtedness and financial ratios, through a decrease in the debt level, in 2006 and has continued improving during the first three months of 2007. As of March 31, 2007, the financial debt reached Ch$406,196 million, reflecting a 15.6% decrease with respect to the financial debt of Ch$481,541 million recorded as of March 31, 2006. The decrease in the indebtedness levels, together with the improved financing conditions, translated into a decrease of 20.4% in financial expenses as of March 31, 2007.

Capital Reduction

Shareholders at the Extraordinary Shareholders’ Meeting held on April 13, 2007 approved the following:

a) Reduce paid-in capital by Ch$48,815,011,335, maintaining the same amount of shares issued by the Company, for a payout of Ch$51 per share. The Board of Directors will set the date of payment to the shareholders.

b) Modify the Company bylaws to reflect the previous agreements.

Appointment of Directors

Telefónica Chile
Shareholders at the General Shareholders’ Meeting held on April 13, 2007 approved the following:

i) Appoint the following people as Series A Directors of Compañía de Telecomunicaciones de Chile S.A.:

Directors	Alternates
Emilio Gilolmo López	José María Alvarez-Pallete
Narcis Serra Serra	Manuel Alvarez-Tronge
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Mario Vásquez
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Patricio Rojas Ramos	Benjamín Holmes Bierwirth

ii) Designate the following people as Series B Directors of Compañía de Telecomunicaciones de Chile S.A.:

Director	Alternate
Marco Colodro Hadjes	Alfonso Ferrari Herrero

4

Telefónica Larga Distancia

Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to appoint the following people as directors:

-Emilio Gilolmo López
-José Moles Valenzuela
-Julio Covarrubias Fernández
-Diego Martínez-Caro de la Concha-Castañeda
-Humberto Soto Velasco
-Cristian Aninat salas
-Juan Antonio Etcheverry Duhalde

Dividend Policy

Telefónica Chile

Shareholders at the General Shareholders’ Meeting held on April 13, 2007 agreed to distribute 2006 net income by paying a final dividend of Ch$13.44234 per share, which will be paid on May 16, 2007. In accordance with the current dividend policy, this dividend added to the interim dividend that was approved in October 2006 add up to 100% of 2006 net income.

Telefónica Larga Distancia

On September 23, 2006, the Board of Directors of Telefónica Larga Distancia agreed to modify the dividend policy. The Board established its intention to distribute 30% of net income generated during the respective year through a final dividend in May of each year, to be proposed at the General Shareholders’ Meeting.

Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to distribute 30% of net income for the year through payment of a dividend of Ch$77.69941 per share, which will be paid on May 10, 2007.

Telefónica Empresas

Shareholders at the Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile held on March 23, 2007 agreed to pay a final dividend in the amount of Ch$10,473,441,211, equivalent to Ch$26.118085 per share, to be paid in cash before March 30, 2007 with a charge to retained earnings as of December 31, 2006.

Name Change

Telefónica Empresas

Shareholders at the Extraordinary Shareholders’ Meeting held on March 23, 2007 approved the company’s name change from “Telefónica Empresas CTC Chile S.A.” to “Telefónica Empresas Chile S.A.” and replaced the first article of its bylaws.

5

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefónica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile, granted through Exempt Resolutions No. 81 of 2006 and No. 260 of 2007.

Telefónica Multimedia began commercializing satellite television services and is authorized to commercialize television services through the broadband network. In turn Telefónica Chile began commercializing bundled services, which include voice, pay television and broadband.

6

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND RESULTS BY BUSINESS AREA

TABLE No. 1

VOLUME STATISTICS

	MARCH	MARCH
DESCRIPTION	2006	2007	VARIATION
			Q	%

Lines in Service (end of period)	2,418,073	2,185,041	(233,032)	-10%
Normal	1,268,590	820,382	(448,208)	-35%
Plans	629,782	1,003,649	373,867	59%
Prepaid	519,701	361,010	(158,691)	-31%
Broadband	356,986	527,047	170,061	48%
DLD Traffic (thousands) Total minutes (188+120)	144,003	134,335	(9,668)	-7%
ILD Traffic (thousands) Outgoing minutes (188+120)	17,350	18,038	688	4%
IP Dedicated	11,000	13,264	2,264	21%
Digital Television	-	129,062	n.a.	n.a.

7

TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006
(Figures in millions of pesos as of March 31, 2007)

DESCRIPTION	JAN–MAR	JAN-DEC	JAN-MAR	VARIATION (2007/2006)

	2006	2006	2007	ThCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	110,853	440,428	110,810	(43)	-0.04%
Basic Telephony	69,337	264,909	59,529	(9,808)	-14.1%
Fixed Charge (1)	24,834	80,839	13,718	(11,116)	-44.8%
Variable Charge	20,079	70,009	12,502	(7,577)	-37.7%
Connections and Other Installations	445	1,485	485	40	9.0%
Flexible Plans (Minutes) (1)	18,024	90,610	27,489	9,465	52.5%
Value Added Services	4,459	16,595	3,471	(988)	-22.2%
Other Basic Telephony Services	1,496	5,371	1,864	368	24.6%
Broadband and Broadband Plus Voice	14,143	61,420	21,716	7,573	53.5%
Access Charges and Interconnections (2)	12,501	51,323	12,193	(308)	-2.5%
Domestic Long Distance (DLD)	2,280	8,511	1,916	(364)	-16.0%
International Long Distance (ILD)	424	1,600	444	20	4.7%
Other Interconnection Services	9,797	41,212	9,833	36	0.4%
Other Fixed Telephony Services	14,872	62,776	17,372	2,500	16.8%
Advertising in Telephone Directories	926	4,351	620	(306)	-33.0%
ISP (Switchboard and Dedicated)	565	2,230	498	(67)	-11.9%
Telemergencia (Security Services)	2,292	8,843	2,184	(108)	-4.7%
Public Phones	2,596	9,983	2,368	(228)	-8.8%
Interior Installation and Equipment Rental	7,898	30,715	7,068	(830)	-10.5%
Equipment Commercialization	595	2,854	406	(189)	-31.8%
Other	-	3,800	4,228	4,228	n.a.
LONG DISTANCE	14,392	59,040	13,932	(460)	-3.2%
Long Distance	5,701	22,124	5,341	(360)	-6.3%
International Service	5,271	22,594	6,108	837	15.9%
Network Capacity and Circuit Rentals	3,420	14,322	2,483	(937)	-27.4%
CORPORATE COMMUNICATIONS	18,526	76,266	17,849	(677)	-3.7%
Terminal Equipment	2,344	11,341	2,414	70	3.0%
Complementary Services	3,467	13,759	3,180	(287)	-8.3%
Data Services	6,287	26,811	6,723	436	6.9%
Dedicated Links and Others	6,428	24,355	5,532	(896)	13.9%
OTHER BUSINESSES (3)	711	2,626	443	(268)	-37.7%

TOTAL OPERATING REVENUES	144,482	578,360	143,034	(1,448)	-1.0%

Salaries	(16,913)	(68,785)	(15,800)	(1,113)	-6.6%
Depreciation	(51,489)	(207,697)	(51,328)	(161)	-0.3%
Other Operating Costs	(56,122)	(219,087)	(62,945)	6,823	12.2%

TOTAL OPERATING COSTS	(124,524)	(495,569)	(130,073)	(5,549)	4.5%

OPERATING INCOME	19,958	82,791	12,961	(6,997)	-35.1%

Interest Income	691	4,446	1,634	943	136.5%
Other Non-operating Income	512	1,620	1,968	1,456	284.4%
Income from Investments in Related Companies (4)	433	1,919	264	(169)	-39.0%
Interest Expenses	(5,072)	(19,519)	(4,039)	1,033	-20.4%
Amortization of Goodwill	(1,142)	(2,227)	(361)	781	-68.4%
Other Non-operating Expenses	(10,390)	(16,678)	(1,569)	8,821	-84.9%
Price-level restatement	(436)	667	(4,434)	(3,998)	917.0%

NON-OPERATING INCOME	(15,404)	(29,772)	(6,537)	8,867	-57.6%

INCOME BEFORE INCOME TAX	4,554	53,019	6,424	1,870	41.1%

Income taxes	(3,867)	(29,659)	(5,458)	1,591	41.1%
Minority Interest	66	42	87	(21)	31.8%

NET INCOME (5)	753	23,402	1,053	300	39.8%

(1) The decrease in Fixed Monthly Charge is explained by the migration of customers to Flexible Plans.
(2) Due to accounting consolidation does not include access charges of Telefónica Larga Distancia.
(3) Includes revenues from t-gestiona, Telepeajes and Fundación.
(4) For the purposes of a comparative analysis, equity participation in income from investments in related companies is shown net (net income/losses).
(5) For comparison purposes, certain reclassifications have been made to the 2006 statements of income.

8

3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of March 31, 2007, operating income amounted to Ch$12,961 million, which represents a 35.1% decrease with respect to the previous year.

Operating Revenue

Operating revenue for the period amounted to Ch$143,034 million, or a decrease of 1.0% in relation to operating revenue for the same period in 2006 of Ch$144,482 million. This variation was mainly the result of the decrease in revenues from basic and corporate communications services due to lower traffic and revenues recorded in the period

Fixed Telephony Revenues: Fixed telephony revenues decreased 0.04% with respect to the previous year, mainly due to a drop of 14.1% in basic telephony revenues, which resulted from a 37.7% decrease in variable charge revenues. This decrease shows the effect of lower revenues derived from the downturn in traffic per line and migration of customers to flexible plans. Similarly, fixed charge revenues from the fixed monthly network connection charge dropped 44.8% . This change is mainly explained by the incorporation of customers to flexible plans, which grew by 52.5% with respect to the previous year. Consequently, the incorporation of customers to flexible plans contributed positively to income, growing Ch$9,465 million with respect to the previous year. Revenues from connections and other installations are 9.0% below the previous year’s level, whereas value-added service revenues decreased by 22.2%, mainly due to the drop in average lines in service. Other basic telephony service revenues dropped by 24.6% .

Broadband service revenues increased 53.5% in the period from January to March 2007, to Ch$21,716 million, as compared to Ch$14,143 million for the same period the previous year.

Access charges and interconnections decreased by 2.5%, mainly due to 16.0% lower revenues from domestic long distance access charges, offset by a 4.7% increase in revenues from international long distance. On the other hand there was a 0.4% increase in other interconnection services, primarily due to increases in media rental services, information services and unbundling services and fixed-fixed access charges.

Other fixed telephony services increased by Ch$2,500 million, or 16.8%, explained fundamentally by an increase in revenues from satellite television in the amount of Ch$4,228 million. This increase was offset by revenue decreases of Ch$189 million in commercialization of equipment, Ch$830 million in i internal rent and equipment rental, Ch$306 million in advertising in telephone books, Ch$108 million in Telemergencia, Ch$228 million in public telephones and Ch$67 million in switchboard and dedicated ISP.

9

Long Distance: Revenues from long distance services decreased by 3.2% in comparison to 2006, due to a decrease of 6.3% in DLD and a decrease of 27.4% in circuit rentals. However, the decline was offset by a 15.9% increase in ILD revenues.

Corporate Communications: Revenue from corporate communications decreased 3.7% with respect to the previous year, due to decreases of 8.3% in complementary services and 13.9% in circuits and others. This was partly offset by a 6.9% increase in data services and a 3.0% increase in terminal equipment revenues.

Other Businesses: Revenue from other businesses decreased 37.7%, mainly because of lower revenues from the subsidiaries Instituto Telefónica and t-gestiona.

Operating Costs

Operating costs for the period reached Ch$130,073 million, increasing by 4.5% in relation to the same period in 2006, in which they reached Ch$124,524 million. This is mainly explained by costs generated by the change in the way the “Speedy” broadband service is commercialized and by the purchase of content for the television business, which was offset by the 6.6% drop in the salary expenses line and the 0.3% drop in depreciation.

3.2 NON-OPERATING INCOME

Non-operating results for the three months ended March 31, 2007 amounted to a loss of Ch$6,537 million, compared to a loss of Ch$15,404 million; that is, there was a 57.6% reduction in non-operating loss, where:

Financial income increased 136.5%, mainly because in 2007 a greater volume of funds was temporarily used for financial investments.

Other non-operating income amounted to Ch$1,968 million, which is higher than the Ch$512 million recorded in 2006. This is mainly due to higher income obtained on the sale of recovered material.

Financial expenses decreased by 20.4% in 2007, as a product of lower interest-bearing debt and an improvement in the international risk rating from BAA2 to BAA1.

Amortization of goodwill decreased Ch$781 million in relation to 2006, mainly because of the full amortization of the goodwill of Tecnonaútica during the first quarter of 2006, due to the restructuring of the Telefónica Chile group.

10

Other non-operating income reached Ch$1,569 million, Ch$8,821 million less than in 2006. This decrease is explained by the costs incurred in the personnel restructuring that took place at the beginning of 2006.

Price-level restatement in 2006 shows a loss of Ch$4,434 million, mainly because of a temporary accounting effect related to the difference between the market rate and the contract rate for derivative instruments that are used to hedge exchange rate risk. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and an 84% hedge for interest rate fluctuation.

3.3 NET INCOME FOR THE PERIOD

The Company recorded net income of Ch$1,053 million for the three months ended March 31, 2007, compared to Ch$753 million for the same period in 2006. The higher income obtained in the 2007 period in comparison to 2006 is derived from a 57.6% reduction in non-operating loss , offset by the 4.5% increase in operating costs and by the increase in the level of income taxes.

11

3.4 RESULTS BY BUSINESS AREA

1. Local Telephony Business: Recorded a net loss of Ch$5,392 million as of March 31, 2007, compared to the loss of Ch$4,562 million recorded in 2006. The difference is due to lower operating income, generated by a decrease in operating revenues added to an increase in operating costs. The lower operating income was offset by the lower non-operating loss, mainly due to the restructuring costs recorded in the first quarter of 2006.

2. Corporate Communications Business: This business contributed net income of Ch$1,522 million in the period, a 43.5% decrease in relation to the Ch$2,696 million recorded in 2006. The main explanation of the difference was lower operating income, due to the increase in depreciation cost, which was offset by the decrease in the cost of goods and services and by the increase in non-operating income.

3. Long Distance Business: As of March 31, 2007 presented net income of Ch$5,216 million, higher than the Ch$3,278 million recorded in 2006. This variation is produced mainly by improved operating income, complemented by an increase in non-operating income, which amounted to Ch$551 million for the first three months of 2007.

4. Other Businesses: Other businesses mainly include the services of Telefónica Multimedia, Instituto Telefónica, t-gestiona and Fundación. These businesses altogether generated a net loss of Ch$302 million in 2007, whereas during the same period the previous year they generated net income of Ch$598 million. This is mainly due to the startup of operations of the television business through Telefónica Multimedia, in addition to lower income obtained by Fundación and Instituto Telefónica Chile (formerly Telepeajes).

12

4. STATEMENT OF CASH FLOWS

TABLE No. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of March 31, 2007)

DESCRIPTION	JAN-MAR	JAN-MAR	VARIATION
	2006	2007	ThCh$	%

Cash and cash equivalents at beginning of period	97,457	41,430	(56,027)	-57.5%
Net cash from operating activities	49,466	60,566	11,100	22.4%
Net cash from financing activities	(39,467)	0	(39,467)	-100.0%
Net cash from investing activities	(19,422)	(23,609)	4,187	21.6%
Effect of inflation on cash and cash equivalents	288	(74)	(362)	-125.7%
Cash and cash equivalents at end of period	88,322	78,313	(10,009)	-11.3%
Net change in cash and cash equivalents for the year	(9,135)	36,883	46,018	503.8%

The positive net variation in cash and cash equivalents of Ch$ 36,883 million in cash flows for the period January – March 2007, compared to the negative net variation of Ch$ 9,135 million in 2006, is because in 2007 no cash flows were allocated to financing activities. In addition, greater cash flows were obtained from operating activities. Both effects were offset by the greater cash flows allocated to investing activities due to an increase in long-term investment.

13

5. FINANCIAL INDICATORS

TABLE No. 4
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-DEC	JAN-DEC	JAN-MAR
	2005	2006	2007

LIQUIDITY RATIOS
Current Ratio
(Current Assets / Current Liabilities)	1.35	1.52	1.69

Acid Ratio
(Most liquid assets / Current Liabilities)	0.22	0.28	0.47

DEBT RATIOS
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)	0.80	0.79	0.79

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.69	0.73	0.73

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	1.76	3.49	2.19

RETURN AND EARNINGS PER SHARE RATIOS
Operating Margin
(Operating Income / Operating Revenues)	13.81%	14.31%	9.06%

Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1) )	1.50%	6.2%	1.1%

Earnings per Share
(Net Income / Average number of paid shares each year)	Ch$0,8	Ch$24,4	Ch$1,1

Return on Equity
(Income / Average shareholders’ equity)	0.08%	2.53%	0.12%

Profitability of Assets
(Income/Average assets)	0.04%	1.38%	0.07%

Operating Assets
(Net income / Average operating assets (2) )	1.51%	6.46%	1.06%

Return on Dividends
(Paid dividends / Market Price per Share)	10.3%	24.4%	5.5%

ACTIVITY INDICATORS

Total Assets	MCh$ 1,709,695	MCh$ 1,620,010	MCh$ 1,618,994

Sale of Assets	MCh$ 349	MCh$ 1,037	MCh$ -

Investments in other companies and property, plant and equipment	MCh$ 17,439	MCh$ 44,588	MCh$ 25,681

Inventory Turnover (Cost of Sales / Average Inventory)	3.45	2.15	1.48

Days in Inventory (Average Inventory / Cost of sales times 360 days)	104.48	167.49	244.04

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets

14

The key points from the table above are the following:

The current ratio increase is the result of a 2.0% drop in current assets and an 18.6% drop in current liabilities. The change in current liabilities is explained by a decrease in financial debt in comparison to March of the previous year.

The decrease in the indebtedness ratio is explained by a 6% drop in the level of demand liabilities, whereas shareholders’ equity decreased by 4.6%, mainly due to the capital reduction in 2006, for the purpose of distributing additional cash to the shareholders.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

15

7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE MARKET SHARE

Relevant Aspects of the Industry

During the first quarter of 2007 development of broadband, service convergence, wireless solutions development and growth of the mobile sector continued.

In the first quarter the main operators have publicly announced their broadband wireless technology prospects. Telmex commercially launched the Wimax service in March while with the same technology VTR declared its intention to extend its coverage for bidirectional services in 2007. Entel launched 3.5G (technology that allows the granting of mobile connectivity to the Internet).

In keeping with the dynamics of the fixed telephone industry in convergence of services, GDT Manquehue and Telsur operators announced their projects / offers for triple play services (voice, broadband and digital TV).

Market Evolution

It is estimated that lines in service as of March 2007 reached approximately 3.3 million, reflecting a 4.6% decrease with respect to March 2006. Voice services show drops on the order of 6.7% in local, 13.4% in DLD and 16.3% in ILD with respect to the same period the previous year.

According to estimates, as of March 2007 the mobile telephone market had a total of 13.4 million subscribers, which represents growth of 16% in comparison to March 2006.

In the Internet market the migration from narrowband to broadband continues, resulting in a 57% decrease in dial-up connections and a 52% decrease in traffic, falling to approximately 300 million minutes for the first three months of 2007. The broadband market recorded a 33% increase with respect to the same period in 2006, reaching 1,070,000 accesses.

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Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets where it participates, as of March 31, 2007:

			Telefónica
Business	Market Share	Market Penetration	Chile’s Position
			in the Market

Fixed Telephony	67%	19.7 lines / 100 inhabitants	1

Domestic Long Distance	39%	85 minutes / inhabitant per year	1

International Long Distance	39%	11 minutes / inhabitant per year	2

Corporate Communications	44%	Ch$ 201,161 million	1

Broadband	49%	1,070,000 Connections	1

Security Services	27%	205,000 Connections	2

Pay TV	11%	1,124,000 Customers	2

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8. ANALYSIS OF MARKET RISK

Financial Risk Coverage

Due to the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of March 31, 2007, the interest-bearing debt in original currency expressed in dollars was US$ 746 million, including US$ 500 million in dollar–denominated financial liabilities, and US$ 246 million of debt expressed in UF. Consequently, US$ 500 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the first quarter 2007, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of March 31, 2007, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of March 31, 2007, the use of these swaps has allowed the Company to limit its exposure to 16% of the total interest-bearing debt in Chilean pesos.

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Public Tender to Grant Wireless Local Public Telephone Concessions on the 3,400 – 3,600 MHz Frequency Band

On September 15, 2005, the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band delivered their proposals. The companies participating in the tender were Telefónica Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

Telefónica Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. Additionally on December 27, 2005 Telefónica Chile filed a public law motion to vacate before the 2nd Civil Court of Santiago against the Ministry of Transportation and Telecommunications and Subtel, requesting that the recognition of the preferential right of Telmex Servicios Empresariales S.A. be declared null. The Court accepted the mentioned complaint for processing. On February 1, 2006, Telefónica Chile presented a complaint before the General Controllership of the Republic, claiming that the provisions for the Bases of the Public Tender to grant concessions are illegal. The Company subsequently desisted from the complaint and withdrew the presentation to the General Controllership of the Republic.

On January 4, 2007 the Official Gazette published the decree granting Telmex the national coverage concession. The decrees granting VTR the concession by region were published in the Official Gazette of March 2, 2007.

Regarding the projects corresponding to Regions XI and XII, the Ministry of Transportation and Telecommunications communicated that by means of Resolutions No. 64 and No. 65, both of January 20, 2006, it assigned the regional concessions to provide wireless local telephone services in Regions XI and XII to Telefónica Chile, since it was the only bidder.

Modifications of the Regulatory Structure

Commission of telecommunications experts

On May 17, 2006, the Ministry of Transportation and Telecommunications formed a commission of experts in order to prevent the regulation and the regulator from becoming obsolete. The first stage of the work involved proposing the terms of reference of the telecommunications market review. The second stage involves proposing the regulation in accordance with industry requirements, generating greater competition, eliminating entry barriers, and identifying consumer rights and guarantees.

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The commission of experts issued the “Strategic Review of Telecommunications Regulation – Term of Reference” document ( “Revisión Estratégica de la Regulación de las Telecomunicaciones - Termino de Referencia”) published on October 11, 2006, which contains the terms of reference for the future review of the telecommunications sector and identifies among basic policy aspects: promotion of competition, regulation of access rates and charges, management of the radio-electric spectrum, equal access to basic telecommunications services, quality of service and regulatory institution.

Public inquiry on “Removal of Obstacles for the Development of Telecommunications in the Short-term”

On May 18, 2006, the Undersecretary of Telecommunications carried out a public inquiry in order to identify the barriers and obstacles detected in the technical and regulatory standards that do not allow efficient market development in terms of competition, investment incentives and protection of the interests of customers and users of telecommunications services. This public inquiry seeks to proceed with the derogations, modifications, formal interpretations or incorporations for any obsolete, ambiguous or missing standard in order to achieve a more equitable, competitive sector that protects society, which can be carried out in the short-term.

On October 13, 2006, the Undersecretary of Telecommunications published a Document of Response to the 350 contributions received from Telefónica Chile, Movistar and other companies in the sector. The document indicates the commitments and actions that Subtel acquires in respect to 36 issues to be addressed during 2006 and 10 issues to be addressed in 2007.

Telefónica Chile has actively participated in the analysis of and proposed modifications to the regulations and technical standards.

Public inquiry of “Bill Modifying Law No. 18168 (The General Telecommunications Act) in order to Create a Panel of Experts to Resolve Disputes Arising in the Telecommunications Sector”

On September 6, 2006, the Undersecretary of Telecommunications carried out a formal inquiry on a bill aimed at creating a Panel of Experts, made up of seven professionals, to resolve disputes in the telecommunications sector. The document proposes, among other things, a list of matters to be resolved by the Panel, the panel’s powers and duties, its composition (five engineers and two lawyers named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel will be borne by the concession holders on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them, as well as the nature and complexity of these disputes.

Telefónica Chile submitted its proposal and comments in due time, along with Movistar, Telmex, Telefónica del Sur y Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

The Ministry of Transportation and Telecommunications, through the Undersecretary of Telecommunications is preparing an amended draft of the General Telecommunications Act.

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Public inquiry on “Regulation of Internet voice public services”.

On December 19, 2006, the Undersecretary of Telecommunications announced a public inquiry on a bill created to define the conditions to be adhered to by any party interested in providing public voice over internet services.

Telefónica Chile presented its comments and observations in due time. To date, Subtel has not issued the regulation.

Public hearings on Digital Terrestrial Television standard

On November 17, 2006, Telefónica Chile participated in the Public Hearings on the introduction of Digital Terrestrial Television in Chile. The Ministry of Transportation and Telecommunications began the first program of public hearings with the participation of the President of the National Television Council, representatives of Organismo de Medios FUCATEL and VTR Banda Ancha S.A.

The second, third and fourth hearings were held on November 24, December 15 and December 19, respectively.

The Minister of Transportation and Telecommunications announced that the definition of the technical standard on Terrestrial Digital Television has been delayed.

Bill modifying the free competition law.

On June 6, 2006, the Government announced a legal initiative that seeks to modify the law on free competition to eliminate the risks implicit in market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (US $22 million).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.